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                                                                   EXHIBIT 99.11




                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


STEVEN GOLDSTEIN,

                                       Plaintiff,     Civil Action No. 186 86 NC

                             vs.

SILICONIX INCORPORATED, VISHAY
INTERTECHNOLOGY, INC., MICHAEL A.
ROSENBERG, MARK B. SEGALL, KING
OWYANG PHD, EVERETT ARNDT, LORI
LIPCAMAN and GLYNDWR SMITH,

                                       Defendants.



                                    COMPLAINT

         Plaintiff alleges upon personal knowledge with respect to paragraph 3, and upon information and belief as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

1. This is a stockholders' class action on behalf of the public stockholders of defendant Siliconix Incorporated ("Siliconix" or the "Company"), against its directors and the controlling shareholder of Siliconix in connection with the proposed acquisition of the publicly owned shares of Siliconix common stock by its majority shareholder, defendant Vishay Intertechnology, Inc. ("Vishay").

2. The consideration that Vishay has stated it will offer to members of the Class (as defined below) in the proposed acquisition is unfair and grossly inadequate, because among other things, the intrinsic value of Siliconix's common stock is materially in excess of the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value and future profitability.
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                                   THE PARTIES

3. Plaintiff is and at all relevant times has been an owner of shares of Siliconix common stock.

4. Siliconix is a Delaware corporation with its principal executive offices located at 2201 Laurelwood Road, Santa Clara, CA 95054. Siliconix designs, markets, and manufactures power and analog semiconductor products. The Company focuses on technologies and products for the communications, computer, and automotive markets. Additionally, many of the Company's products are also used in instrumentation and industrial applications. All of the analog and power products produced by Siliconix can be divided into two general classes: discrete devices and integrated circuits.

5. Defendant Vishay is an international manufacturer and supplier of discrete passive electronic components and discrete active electronic components, particularly resistors, capacitors, inductors, diodes and transistors. The Company offers its customers "one-stop" access to one of the most comprehensive electronic component lines of any manufacturer in the United States or Europe. Passive electronic components, discrete active electronic components and integrated circuits are the primary elements of every electronic circuit. The Company manufactures one of the broadest lines of surface mount devices, a format for electronic components that has evolved into the standard required by most customers. In addition, the Company continues to produce components in the traditional leaded form. Components manufactured by the Company are used in virtually all types of electronic products, including those in the computer, telecommunications, and consumer electronics industries.

6. Vishay and its affiliates now own and control, directly and indirectly, approximately 80.4% of Siliconix's outstanding common stock. As such, Vishay and its

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         representatives on the Siliconix board effectively control and dominate
         Siliconix's affairs. Vishay, therefore, owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Siliconix.

7. Defendants Michael A. Rosenberg, Mark B. Segall, King Owyang Phd, ("Owyang") Everett Arndt ("Arndt"), Lori Lipcaman ("Lipcaman") and Glyndwr Smith "Smith"), are directors of Siliconix (collectively, the "Individual Defendants").

8. In addition, defendant Arndt is President of Operations Administration in North America for Vishay, defendant Owyang is President and Chief Executive Officer ("CEO") of Siliconix, defendant Lipcaman is Senior Vice President and Controller of Vishay and defendant Smith was Senior Vice President and Assistant to the CEO of Vishay.

9. The Individual Defendants and Vishay owe Siliconix's public stockholders fiduciary obligations and are required to act in furtherance of the best interests of Siliconix's public stockholders; govern Siliconix in such a manner as to heed the expressed views of its public shareholders; to refrain from abusing their positions of control; and not to favor their own interests at the expense of Siliconix's public stockholders.

10. As discussed below, Vishay, in concert with the Individual Defendants, as well as the Individual Defendants, have breached their fiduciary duties to Siliconix's public stockholders by acting to cause or facilitate Vishay's acquisition of the publicly-held minority shares of Siliconix for unfair and inadequate consideration.

                            CLASS ACTION ALLEGATIONS

11. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, individually and on behalf of all other shareholders of the Company (except the

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         defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

12. This action is properly maintainable as a class action for the following reasons:

         a. The Class is so numerous that joinder of all members is impracticable. There are millions of shares of Siliconix common stock which are outstanding, held by hundreds, if not thousands, of stockholders of Siliconix stock who are members of the Class.

         b. There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:

                                    (i) Whether defendants have engaged in and
                           are continuing to engage in conduct which unfairly benefits Vishay at the expense of the members of the Class;

                                    (ii) Whether the Individual Defendants, as
                           officers and/or directors of the Company, and Vishay, the controlling stockholder of Siliconix are violating their fiduciary duties to plaintiff and the other members of the Class; and

                                    (iii) Whether plaintiff and the other
                           members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.


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         c.       The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions.

         d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

                             SUBSTANTIVE ALLEGATIONS

A.       THE COMPANY

13. Siliconix designs, markets, and manufactures power and analog semiconductor products. The Company focuses on technologies and products for the communications, computer, and automotive markets. Additionally, many of the Company's products are also used in instrumentation and industrial applications. All of the analog and power products produced by Siliconix can be divided into two general classes: discrete devices and integrated circuits

B.       THE OFFER

14. Vishay has proposed to acquire the outstanding shares of Siliconix that it does not already own for the price of $28.82 per share. This price represents a small premium over the $25 1/16 market price of Siliconix on February 22, 2001, the day before the announcement of the Proposed Transaction.

15. Given Vishay's stranglehold on the Siliconix Board, any purported review by an independent committee is a sham.

16. Vishay is a majority owner of Siliconix and is, therefore, well aware of the status of Siliconix's development and success. In making its inadequate offer to acquire the remaining stock of Siliconix, Vishay has tried to take advantage of the fact that the

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         market price of Siliconix stock does not fully reflect the progress and future value of the Company.

17. The price of $28.82 per share to be paid to the class members is unfair and inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of the stock of Siliconix is materially in excess of the $28.82 per share being proposed, giving due consideration to the prospects for growth and profitability of Siliconix in light of its business, earnings and earnings power, present and future; (b) the $28.82 per share price offers an inadequate premium to the public stockholders of Siliconix; and (c) the $28.82 per share price is not the result of arm's-length negotiations, but was fixed arbitrarily by Vishay to "cap" the market price of Siliconix stock, as part of its plan to obtain complete ownership of Siliconix's assets and business at the lowest possible price.

18. Vishay, by reason of its approximately 80.4% ownership of Siliconix's outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Siliconix's public shareholders.

19. Because Vishay is in possession of proprietary corporate information concerning Siliconix's future financial prospects, the degree of knowledge and economic power between Vishay and the class members is unequal, making it inherently unfair for Vishay to obtain the remaining 19.6% of Siliconix's shares at the unfair and inadequate price that it has proposed.

20. By offering a grossly inadequate price for Siliconix's shares and threatening or planning to use its control to force the consummation of the transaction, Vishay is violating its duties as a majority shareholder.


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21.      Any buyout of Siliconix public shareholders by Vishay on the terms proposed offered will deny class members their right to share proportionately and equitably in the true value of Siliconix's valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

22. Because Vishay controls approximately 80.4% of Siliconix, no auction or market check can be effected to establish Siliconix's worth. Thus, Vishay, with the acquiescence of the subservient directors of Siliconix, has the power and is exercising its power to acquire Siliconix's minority shares and dictate terms which are in Vishay's best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Siliconix's stock.

23. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority shareholders of Siliconix and are engaging in improper, unfair dealing and wrongful and coercive conduct.

24. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

25. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will deny the Class its fair proportionate share of Siliconix's valuable assets and businesses, to the irreparable harm of the Class.

26. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.


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         WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

                  A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

                  B. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

                  C. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

                  D. Awarding plaintiff the costs and disbursements of this action, including an allowance for reasonable attorneys' and experts' fees; and

                  F. Granting such other, and further relief as this Court may deem to be just and proper.

                                        ROSENTHAL, MONHAIT, GROSS &
                                          GODDESS, P.A.


                                        By:
                                           -------------------------------------
                                        Joseph A. Rosenthal
                                        Suite 1401, Mellon Bank Center
                                        919 N. Market Street
                                        P.O. Box 1070
                                        Wilmington, Delaware  19899
                                        (302) 656-4433
                                        Attorneys for Plaintiff

OF COUNSEL:

Steven G. Schulman
U. Seth Ottensoser
David A. Rosenfeld
MILBERG WEISS BERSHAD HYNES
  & LERACH LLP




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